UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission File Number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PotlatchDeltic Salaried 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PotlatchDeltic Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

Report of Independent Registered Public

Accounting Firm and Financial Statements

with Supplementary Information for

PotlatchDeltic Salaried 401(k) Plan

December 31, 2019 and 2018

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTARY INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
SIGNATURE	11
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

PotlatchDeltic Salaried 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PotlatchDeltic Salaried 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Spokane, Washington

June 24, 2020

We have served as the Plan’s auditor since 2010.

PotlatchDeltic Salaried 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2019	2018
Investments, at fair value	$96,188,479	$63,421,088
Investments, at net asset value	15,742,913	12,662,292
Total investments	111,931,392	76,083,380

Receivables:
Notes receivable from participants	619,282	566,730
Employee contribution receivable	—	20,594
Employer contribution receivable	—	79,985
Receivable from other plans	—	17,127,624
Total receivables	619,282	17,794,933

Net assets available for benefits	$112,550,674	$93,878,313

The accompanying notes are an integral part of these financial statements.

PotlatchDeltic Salaried 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2019
Investment income:
Net appreciation of fair value of investments	$16,952,370
Interest and dividend income	3,740,935
Total investment income	20,693,305

Interest income on notes receivable from participants	31,727

Contributions:
Participant	3,730,676
Rollover	517,812
Employer	1,844,824
Total contributions	6,093,312

Distributions to participants	(9,435,050)
Administrative fees	(126,951)

Net increase in net assets available for benefits before transfers	17,256,343
Transfer of assets from other plans	1,416,018
Net increase in net assets available for benefits	18,672,361

Net assets available for benefits:
Beginning of year	93,878,313
End of year	$112,550,674

The accompanying notes are an integral part of these financial statements.

PotlatchDeltic Salaried 401(k) Plan

Notes to Financial Statements

Note 1: Description of Plan

The following description of the PotlatchDeltic Salaried 401(k) Plan (the Plan) is provided for general information. Participants should refer to the Plan Document for the description of the appropriate participating unit and for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is sponsored by PotlatchDeltic Corporation (the Company) and administered by the PotlatchDeltic Benefits Committee and named fiduciary with respect to the Plan’s assets. Plan assets are held by Great-West Trust Company, LLC (DBA Empower Retirement), serving as the directed Trustee and record keeper.

Eligibility and contributions – All employees become eligible participants when they first perform duties for which they are paid or entitled to earnings.

The Plan provides that each eligible participant may elect a deferred contribution up to 80% of their pay period earnings on a pre-tax or after-tax basis. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Salaried employees hired by the Company are automatically enrolled in the Plan at a 6% deferral rate 30 days after they become eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 15% unless the participant elects otherwise.

The Company makes matching contributions to the Plan equal to 70% of such participant contributions, up to 6% of eligible compensation, although the Company may approve a higher or lower rate in the future.

For employees hired between January 1, 2011 and June 1, 2015, the Company makes a non-elective contribution of 3% of their eligible compensation, in addition to the matching contribution. The benefit vests on the same schedule as their employer matching account as described below. On January 1, 2019, the Plan was amended to exclude the 3% non-elective contribution to all former employees of Del-Tin Fiber, LLC (Del-Tin), Chenal Country Club, Inc. and Deltic Timber Corporation (Deltic).

For former employees of Deltic hired between January 1, 2015 and December 31, 2018 and have earned at least an hour of service on or after January 1, 2019, the Company makes a contribution of 4% of their eligible compensation, in addition to the matching contribution. This benefit vests on the same schedule as their employer matching account described below.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options - Participants may direct their account balance in whole percentage increments into the investment options offered under the Plan. Participants may change their investment elections and make transfers between investment options daily subject to any restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to, but not exceeding, the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Vesting - A participant's interest in their individual contribution accounts are fully vested and not forfeitable at any time. A participant's interest in their employer matching account and non-elective contribution account is fully forfeitable until they complete two years of service, as defined in the Plan Document. A participant is 100% vested in their employer matching account and employer non-elective contribution account after two years of service. A participant's interest in these accounts also becomes 100% vested if the Plan terminates, if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's employer matching account and employer non-elective contribution account not vested will be forfeited when their employment terminates.

As described in Note 6: Transfer of Plan Assets, effective December 31, 2018, certain former Deltic plans were terminated and merged into the Plan. Employer contributions transferred into the Plan from the former Deltic plans vest as follows:

•	Fully vested employer contributions remain fully vested upon transfer into the Plan.

•	Safe harbor matching contributions transferred into the Plan from the Chenal Country Club 401(k) Plan (Chenal Plan) and the Thrift Plan of Deltic Timber Corporation were fully vested upon transfer.

•

Pre-safe harbor regular employer matching contributions transferred to the Plan from the Chenal Plan vest 20% after one year of service, 40% after 3 years of service and 20% each additional year of service, fully vesting after 6 years of service.

Refer to the Plan Document for further details of the Plan's vesting provisions.

Forfeitures - As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the employer matching accounts of former participants re-hired during the year may be credited against employer contributions or used to pay Plan expenses. Forfeitures can accumulate year to year. Forfeited non-vested accounts outstanding at December 31, 2019 totaled $135,766, of which $76,181 was subsequently used to offset employer matching contributions for the year ended December 31, 2019. Forfeited non-vested accounts outstanding at December 31, 2018 totaled $1,420.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The repayment period may be no more than five years unless the loan is for a primary residence, in which case it may be no more than 15 years. The note receivable is secured by the balance in the participant's account and bears interest at a fixed rate, determined by the U.S. prime rate in effect during the month prior to when the loan was originated. Repayment of principal and interest is paid ratably through payroll deductions. At December 31, 2019 interest rates on outstanding participant notes receivable range between 3.25% and 5.50% and mature at various times through January 2032.

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to their vested interest in their account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan and one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, their account will be automatically rolled over to an IRA unless they elect otherwise.
•

If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, they will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. Participants in the PotlatchDeltic Salaried 401(k) Plan that subsequently become participants in the PotlatchDeltic Hourly 401(k) Plan, or vice versa, are not required to roll their account balances into the applicable Plan.

Concentration of investments - At December 31, 2019, two investments within the Plan represented greater than 10% of the net assets available for benefits. At December 31, 2018, one investment within the Plan represented greater than 10% of the net assets available for benefits.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing qualified domestic relations orders are paid by the participant. Quarterly, participant accounts are charged a fixed fee for administrative expenses that are paid by the Plan.

Party-in-interest and related party transactions - Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. The Plan invests in the common stock of the Company. In addition, participants in the Plan are permitted to borrow funds from their vested balance as described above. These transactions qualify as party-in-interest transactions and are allowed under ERISA regulations.

Note 2: Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes herein. Actual results could differ from those estimates and assumptions.

Investment valuation - Investments in shares of the stock funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in collective investment funds are stated at their respective net asset value (NAV) and are fully redeemable in the near term.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3: Investments for a discussion of fair value measurements.

Income recognition - Net appreciation in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest and are classified as notes receivable. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Document. No allowance for credit losses has been recorded at December 31, 2019 or 2018.

Subsequent events - In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits, contributions and benefit obligations will depend on future developments, including the duration and continued spread of the outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

The Plan’s management has evaluated subsequent events through the date the financial statements were available for issuance, and there were no subsequent events requiring adjustment to the financial statements or disclosure, as stated herein.

Note 3: Investments

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Following is a description of the valuation methodologies used for assets measured at fair value:

•

Registered investment company funds are valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The registered investments held by the Plan are deemed to be actively traded.

•

The collective investment funds, which are stable return funds and collective trusts, are composed primarily of fully benefit-responsive investment contracts that are revalued (typically daily) using the NAV, an estimate of fair value. The unit value is calculated by dividing the fund’s value on the valuation date by the number of units outstanding. This NAV would not be used if it was determined to be probable that the Plan would sell the investment for an amount different from the reported net asset value or the respective investment was not fully redeemable in the near term. With most of these types of investments, if the Plan were to initiate a full redemption, the funds typically reserve the right to temporarily delay withdrawals to ensure that security liquidations will be carried out in an orderly business manner and not disrupt the liquidity or management of the fund.

•	Common stock is valued at the closing price reported on the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides additional information for the Plan’s investments that calculate net asset value per share (or its equivalent) at December 31:

	Fair Value		Redemption Frequency	Redemption Notice	Redemption Restriction
	2019	2018
Wells Fargo Stable Return Fund	$8,944,100	$8,754,585	Daily	N/A	N/A
Macquarie SMID Cap Growth Trust	$5,616,300	$2,995,463	Daily	N/A	N/A
Artisan International Growth Trust	$1,102,388	$715,773	Daily	N/A	N/A
Federated Capital Preservation Fund	$80,125	$196,471	Daily	N/A	N/A

The following table sets forth the Plan's investments at fair value, by level, within the fair value hierarchy:

	Investments at Fair Value at December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$88,291,191	$—	$—	$88,291,191
PotlatchDeltic stock fund	7,897,288	—	—	7,897,288
Total	$96,188,479	$—	$—	96,188,479
Investments measured at NAV*				15,742,913
Total investments				$111,931,392

	Investments at Fair Value at December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$57,482,897	$—	$—	$57,482,897
PotlatchDeltic stock fund	5,938,191	—	—	5,938,191
Total	$63,421,088	$—	$—	63,421,088
Investments measured at NAV*				12,662,292
Total investments				$76,083,380

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The Plan evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2019 and 2018, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 4: Risk and Uncertainties

The Plan invests in various investment securities. The underlying investments of such funds, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5: Plan Termination

Although the Company expects to continue the Plan indefinitely, in as much as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer matching accounts.

Note 6: Transfer of Plan Assets

Effective February 20, 2018, the Company merged with Deltic Timber Corporation (Deltic). Effective December 31, 2018, the following Deltic plans were terminated and salaried employee balances were transferred into the Plan:

Plan Name	Asset Value Transferred	Receivable December 31, 2018[1]
Thrift Plan of Deltic Timber Corporation	$14,875,892	$13,877,037
Del-Tin Fiber, LLC 401(k) Plan	2,235,475	2,055,937
Chenal Country Club 401(k) Retirement Savings Plan	1,211,325	1,194,650
Total Assets Transferred	$18,322,692	$17,127,624

1 These assets were received on January 2, 2019.

During the year ended December 31, 2019, $1,416,018 of assets were transferred from the PotlatchDeltic Hourly 401(k) Plan to the Plan for employees who became participants the Plan.

Note 7: Tax Status

The Plan Document is a prototype standardized defined contribution plan that received a favorable opinion letter from the Internal Revenue Service on March 31, 2014 which stated that the Plan, as then designed, was in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Trustees believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan’s tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8: Reconciliation of Financial Statements to the Form 5500

There were no differences between the net assets available for benefits per the financial statements and the Form 5500 at December 31, 2019. The following reconciles the differences between the Statement of Net Assets Available for Benefits and Form 5500 at December 31, 2018. Refer to Note 6: Transfer of Plan Assets.

December 31, 2018
Net assets available for benefits per the financial statements	$93,878,313
Receivable from other plans	(17,127,624)
Net assets available for benefits per Form 5500	$76,750,689

PotlatchDeltic Salaried 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045

Plan Number:         105

	(b)	(c)	December 31, 2019
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares of Registered Investment Companies:
	Vanguard Funds	Vanguard Institutional Index Fund	**	$18,024,152
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	12,166,756
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	9,501,023
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	7,724,452
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	6,692,121
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	5,512,389
	Loomis Sayles Funds	Loomis Sayles Core Plus Bond Fund	**	3,718,855
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	3,668,127
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	3,308,978
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	3,131,957
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	2,594,324
	AB Discovery Funds	AB Discovery Value Z	**	2,368,168
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	2,329,625
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	1,799,902
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	1,288,674
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	1,101,155
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	922,084
	Dodge & Cox Funds	Dodge & Cox International Fund	**	918,102
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	402,395
	Neuberger & Berman Funds	Neuberger Berman High Income Bond Fund	**	366,677
	T. Rowe Price Funds	T. Rowe Price Retirement 2060 Fund	**	334,144
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	**	305,951
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	102,166
	Principal Funds	Principal Diversified Real Asset Fund	**	9,014
				88,291,191
	Collective Investment Funds:
	Wells Fargo Funds	Wells Fargo Stable Return Fund	**	8,944,100
	Macquarie Funds	Macquarie SMID Cap Growth Trust	**	5,616,300
	Artisan Funds	Artisan International Growth Trust	**	1,102,388
	Federated Capital	Federated Capital Preservation Fund	**	80,125
				15,742,913

*	PotlatchDeltic Corporation	PotlatchDeltic Stock	**	7,897,288
*	Plan participant loans	Participant loans with interest rate of 3.25% to 5.50% that mature through January 2032.		619,282
				$112,550,674

*Party-in-interest

**The cost of participant-directed investments is not required to be disclosed.

PotlatchDeltic Salaried 401(k) Plan

Signatures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

PotlatchDeltic Salaried 401(k) Plan

By	/s/ Wayne Wasechek
Wayne Wasechek
Corporate Controller and Principal Accounting Officer
On behalf of the administrator

Date: June 24, 2020